Exhibit 4.10

October 13, 2021

Steven Chan

Via Electronic Mail

Re: Employment Terms

Dear Steven:

Connect Biopharm LLC (the “Company” or “Connect”) is pleased to offer you the position of Chief Financial Officer of the Company and its affiliates, on the following terms. As applicable, references to Company or Connect also include its affiliated entities.

You will be responsible for fully contributing to the development of the Company strategy and the successful planning and execution of corporate goals. You will lay the foundations for long term growth and success by delivering functional excellence, leading areas of responsibility with vision, and by developing high performing and accountable teams. Key responsibilities include, but are not limited to driving financing strategy, providing financial insight for strategic planning and managing the corporatewide financial planning, budgeting and forecasting, and general risk analysis. This position will report to Zheng Wei, Chief Executive Officer and you will work at our facility located at San Diego. Of course, the Company may change your position, duties, and work location from time to time in its discretion.

Your base salary will be paid at the rate of $34,166.66 per month ($410,000.00 on an annualized basis), less payroll deductions and withholdings, paid on the Company’s normal payroll schedule.

As part of your offer, you will be eligible for a one-time sign-on bonus of $75,000.00 (subject to applicable taxes and withholdings), payable within the first 60 days of your date of hire. Upon acceptance of this offer, you will also be required to sign and return a Bonus Repayment Agreement in the form attached to this offer letter prior to any sign-on bonus payment being issued. Sign-on bonus payments are recoverable and due back to Connect should you voluntarily leave the Company within two (2) years of your start date, per the following schedule:

▪
If you voluntarily terminate your employment for any reason with Connect within the first 12 months of your start date, you will repay 100% of the sign-on bonus provided to you within 30 days following your resignation.

▪
If you voluntarily terminate your employment for any reason with Connect within the 13th month through the 24th month from your start date, you will repay 50% of the sign-on bonus provided to you within 30 days following your resignation.

By signing this offer letter, you will indicate your agreement to the foregoing repayment provisions.

You will be expected to relocate to San Diego within twelve (12) months of joining the Company, as long as COVID-19 conditions permit. However, if your circumstances do not allow you to relocate after one year, you would be expected to be present at the San Diego office consistent with what is expected of employees who are located in San Diego. You will be reimbursed for actual moving costs for packing and shipping your personal belongings to San Diego upon submitting corresponding receipt of payment, up to $50,000.

You will be eligible to receive a target discretionary annual bonus of up to 40% of your base salary, based or the Company’s performance and your individual performance. Whether the Company awards bonuses for any given year, the allocation of the bonuses for Company and individual performance, and the amounts of such bonuses, if awarded, will be in the sole discretion of the Company as determined by the Board of Directors of Connect Biopharma Holdings Limited (the “Board”). If the Board approves payment of bonuses for any given year, the bonus amounts generally will be determined and paid within the first calendar quarter of the year based on the prior year’s performance. To incentivize you to remain employed with the Company, you must be employed on the date any bonus is paid in order to earn the bonus. If your employment terminates for any reason prior to the payment of the bonus, then you will not have earned the bonus and will not receive any portion of it, except as set forth in the Addendum to Employment Offer Letter for Severance Benefits attached hereto.

During your employment, you will be eligible to participate in the standard benefits plans offered to similarly situated employees by the Company from time to time, subject to plan terms and generally applicable Company policies. Exempt employees do not accrue vacation, and there is no set guideline as to how much vacation each employee will be permitted to take. Supervisors will approve paid vacation requests based on the employee’s progress on work goals or milestones, status of projects, fairness to the working team, and productivity and efficiency of the employee. Since vacation is not allotted or accrued, “unused” vacation time will not be carried over from one year to the next nor paid out upon termination.

A full description of these benefits is available for your review. The Company may change compensation and benefits from time to time in its discretion.

Subject to approval by the Board of Directors of Connect Biopharma Holdings Limited, the Company anticipates granting you an option to purchase 310,000 ordinary shares of the Connect Biopharma Holdings Limited with an exercise price equal to the fair market value as of the date of grant (the “Option”). The anticipated Option will be governed by the terms and conditions of Connect Biopharma Holdings Limited’s

2021 Stock Incentive Plan (the “Plan”) and your grant agreement, and will include a four year vesting schedule, under which 25% of your Option will vest 12 months after your start date, and 1/48th of the total shares will vest at the end of each month thereafter, until either the Option is fully vested or your continuous service (as defined in the Plan) terminates, whichever occurs first.

As a Company employee, you will be expected to abide by Company rules and policies. As a condition of employment, you must sign and comply with the attached Employee Confidential Information and Inventions Assignment Agreement which prohibits unauthorized use or disclosure of the Company’s proprietary information, among other obligations.

In your work for the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company. You agree that you will not bring onto Company premises any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You hereby represent that you have disclosed to the Company any contract you have signed that may restrict your activities on behalf of the Company.

Normal business hours are from 9:00 a.m. to 5:00 p.m., Monday through Friday. As an exempt salaried employee, you will be expected to work additional hours as required by the nature of your work assignments.

Your employment with the Company will be “at-will.” You may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate your employment at any time, with or without cause or advance notice. Your employment at-will status can only be modified in a written agreement signed by you and by an officer of the Company.

Under certain circumstances, you may be entitled to receive severance benefits upon termination of your employment, as further described in the Addendum to Employment Offer Letter for Severance Benefits attached hereto.

This offer is contingent upon a reference and background check satisfactory to the Company and satisfactory proof of your right to work in the United States. You agree to assist as needed and to complete any documentation at the Company’s request to meet these conditions.

To the extent permissible by applicable law, to ensure the rapid and economical resolution of disputes that may arise in connection with your employment with the Company, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this Agreement, your employment with the Company, or the termination of your employment, shall be resolved pursuant to the Federal Arbitration Act, 9 U.S.C. § 1-16, to the fullest extent permitted by law, by final, binding and confidential arbitration conducted by JAMS or its successor, under JAMS’ then applicable rules and procedures for employment disputes (available upon request and also currently available at http://www.jamsadr.com/rules-employment-arbitration/). You acknowledge that by agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. In addition, all claims, disputes, or causes of action under this section, whether by you or the Company, must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity. The arbitrator may not consolidate the claims of more than one person or entity and may not preside over any form of representative or class proceeding. To the extent that the preceding sentences regarding class claims or proceedings are found to violate applicable law or are otherwise found unenforceable, any claim(s) alleged or brought on behalf of a class shall proceed in a court of law rather than by arbitration. This paragraph shall not apply to any action or claim that cannot be subject to mandatory arbitration as a matter of law, including, without limitation, claims brought pursuant to the California Private Attorneys General Act of 2004, as amended, the California Fair Employment and Housing Act, as amended, and the California Labor Code, as amended, to the extent such claims are not permitted by applicable law(s) to be submitted to mandatory arbitration and the applicable law(s) are not preempted by the Federal Arbitration Act or otherwise invalid (collectively, the “Excluded Claims”). In the event you intend to bring multiple claims, including one of the Excluded Claims listed above, the Excluded Claims may be filed with a court, while any other claims will remain subject to mandatory arbitration. You will have the right to be represented by legal counsel at any arbitration proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The arbitrator shall be authorized to award all relief that you or the Company would be entitled to seek in a court of law. The Company shall pay all JAMS arbitration fees in excess of the administrative fees that you would be required to pay if the dispute were decided in a court of law. Nothing in this letter agreement is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration.

This letter, together with your Employee Confidential Information and Inventions Assignment Agreement, forms the complete and exclusive statement of your employment agreement with the Company. It supersedes any other agreements or promises made to you by anyone, whether oral or written. Changes in your employment terms, other than those changes expressly reserved to the Company’s discretion in this letter, require a written modification signed by an officer of the Company. If any provision of this offer letter agreement is determined to be invalid or unenforceable, in whole or in part, this determination shall not affect any other provision of this offer letter agreement and the provision in question shall be modified so as to be rendered enforceable in a manner consistent with the intent of the parties insofar as possible under applicable law. This letter may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

This offer letter, the Employee Confidential Information and Inventions Assignment Agreement, the SignOn Bonus Repayment Agreement and the Addendum to Employment Offer Letter for Severance Benefits constitute the complete, final and exclusive embodiment of the entire agreement between you and the Company with respect to the terms and conditions of your employment specified herein and therein, and supersede any other such promises, warranties, representations or agreements between you and the Company. This offer letter may not be amended or modified except by a written instrument signed by you and a duly authorized officer of the Company.

This offer letter will be governed by and construed in accordance with the laws of the State of California without regard to the conflicts of law provisions thereof.

Please sign and date this letter, and the enclosed Employee Confidential Information and Inventions Assignment Agreement and return them to me by October 14, 2021, if you wish to accept employment at the Company under the terms described above. If you accept our offer, we would like you to start on November 22, 2021.

We look forward to your favorable reply and to a productive and enjoyable work relationship. Sincerely,

/s/ Zheng Wei
Zheng Wei, Chief Executive Officer

Understood and Accepted:
/s/ Steve Chan	10/14/2021
Steven Chan	Date:

Chansteven93@gmail.com

Attachments: Employee Confidential Information and Inventions Assignment Agreement

Addendum to Employment Offer Letter for Severance Benefits

Sign-On Bonus Repayment Agreement

Addendum To Employment Offer Letter For Severance Benefits

The provisions of this Addendum to Employment Offer Letter for Severance Benefits

(the “Addendum”) are incorporated into, and are made a part of, the employment offer letter (the “Offer Letter”) by and between you, Steven Chan, and Connect Biopharm LLC (“Company”) to which this Addendum is attached. Capitalized terms used in this Addendum are either defined herein or in Appendix A.

1.
Severance Benefits.

(a)
Subject to Section 1(b) below and your continued compliance with the Employee Confidential Information and Inventions Assignment Agreement executed by you in connection with your commencement of employment, if your employment is terminated by the Company without Cause or is terminated by you as a result of a Constructive Termination, then you shall be entitled to the following severance benefits in lieu of any severance benefits to which you may otherwise be entitled under any severance plan or program of the Company:

(i)
Payment of a lump sum amount equivalent to (A) nine (9) months of your Base Salary plus (B) 75% of your target bonus for the applicable year as determined by the Board, in each case less applicable withholding. Such amount shall be payable in a lump sum no later than five (5) days following the effective date of your Release; and

(ii)
Payment for your premiums for health (i.e., medical, vision and dental) continuation coverage under COBRA; provided, however, that (A) you are eligible for COBRA on the Termination Date and (B) you elect continuation coverage pursuant to COBRA, within the required time period. The Company shall continue to provide you with health coverage pursuant to this paragraph until the earliest of (1) the date you are no longer eligible to receive continuation coverage pursuant to COBRA, (2) nine (9) months from the Termination Date, or (3) the date on which you obtain comparable health coverage (such period, the “COBRA Coverage Period”). If any of the Company’s health benefits are self-funded as of your Termination Date, or if the Company cannot provide the foregoing benefits in a manner that is exempt from Section 409A of the Code or that is otherwise compliant with applicable law (including, without limitation, Section 2716 of the Public Health Service Act), instead of providing the payments or reimbursements as set forth above, the Company shall instead pay to you the foregoing monthly amount as a taxable monthly payment (grossed up to account for taxes) for the COBRA Coverage Period (or any remaining portion thereof). You shall be solely responsible for all matters relating to continuation of coverage pursuant to COBRA, including, without limitation, the election of such coverage and the timely payment of premiums. You agree to notify Company promptly after you obtain alternative health coverage; and
(iii)
If your employment is terminated by the Company without Cause or is terminated by you as a result of a Constructive Termination, in each case during the Relevant Period, then each of your outstanding stock awards (including any stock options, restricted stock or other awards granted to you by the Parent) shall automatically become fully vested and exercisable and be released from any repurchase or forfeiture rights for all of the shares you receive as a result of exercise on the later of

(A) the date of such termination or (B) the date of the Change in Control. The foregoing provisions are hereby deemed to be a part of each stock award (and, for the avoidance of doubt, if any stock award is subject to more favorable vesting pursuant to any agreement or plan regarding such stock award, such more favorable provisions shall continue to apply and shall not be limited by this clause (iii)).

(b)
As a condition to your receipt of any post-termination benefits pursuant to Section 1(a) above, you shall execute and not revoke a general release of all claims in favor of the Company and its affiliates in a form reasonably acceptable to and provided by the Company in compliance with applicable law (the “Release”). In the event the Release does not become effective within the fifty-five (55) day period following the date when your employment is terminated by the Company without Cause or is terminated by you as a result of a Constructive Termination, you shall not be entitled to the aforesaid payments and benefits.

2.
Successors.

(a)
Company’s Successors. Any successor to Company (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of Company’s business and/or assets shall assume Company’s obligations under this Addendum and perform Company’s obligations under this Addendum in the same manner and to the same extent as Company would be required to perform such obligations in the absence of a succession. For all purposes under this Addendum, the term “Company” shall include any successor to Company’s business and/or assets which acknowledges it will be bound by the terms of this Addendum or which becomes bound by the terms of this Addendum by operation of law.

(b)
Your Successors. Without the written consent of Company, you shall not assign or transfer this Addendum or any right or obligation under this Addendum to any other person or entity. Notwithstanding the foregoing, the terms of this Addendum and all you rights hereunder shall inure to the benefit of, and be enforceable by, your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

3.
Code Section 409A.
(a)
This Addendum is not intended to provide for any deferral of compensation subject to Section 409A of the Code, and, accordingly, the severance payments payable under Section 1(a) shall be paid no later than the later of: (A) the fifteenth (15th) day of the third month following your first taxable year in which such amounts are no longer subject to a substantial risk of forfeiture, and (B) the fifteenth (15th) day of the third month following first taxable year of the Company in which such amounts are is no longer subject to substantial risk of forfeiture, as determined in accordance with Code Section 409A and any Treasury Regulations and other guidance issued thereunder. To the extent applicable, this Addendum shall be interpreted in accordance with Code Section 409A and Department of Treasury regulations and other interpretive guidance issued thereunder. Each series of installment payments made under this Addendum is hereby designated as a series of “separate payments” within the meaning of Section 409A of the Code. For purposes of this Addendum, to the extent required to ensure the payments hereunder are exempt from or comply with Section 409A of the Code, all references to your “termination of employment” shall mean your “separation from service” as defined in Treasury Regulation Section 1.409-A-1(h).

(b)
If you are a “specified employee” (as defined in Section 409A of the Code), as determined by the Company in accordance with Section 409A of the Code, on the date of your Separation from Service, to the extent that the payments or benefits under this Agreement are subject to Section 409A of the Code and the delayed payment or distribution of all or any portion of such amounts to which you are entitled under this Addendum is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, then such portion deferred pursuant to this Section 9(o)(ii) shall be paid or distributed to you in a lump sum on the earlier of (A) the date that is six (6)-months following your Separation from Service, (B) the date of your death or (C) the earliest date as is permitted under Section 409A of the Code. Any remaining payments due under the Addendum shall be paid as otherwise provided herein.
(c)
To the extent applicable, this Addendum shall be interpreted in accordance with the applicable exemptions from Section 409A of the Code. If you and the Company determine that any payments or benefits payable under this Agreement intended to comply with Sections 409A(a)(2), (3) and (4) of the Code do not comply with Section 409A of the Code, you and the Company agree to amend this Addendum, or take such other actions as you and the Company deem reasonably necessary or appropriate, to comply with the requirements of Section 409A of the Code and the Treasury Regulations thereunder (and any applicable transition relief) while preserving the economic agreement of the parties. To the extent that any provision in this Addendum is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner that no payments payable under this Addendum shall be subject to an “additional tax” as defined in Section 409A(a)(1)(B) of the Code.
(d)
Any reimbursement of expenses or in-kind benefits payable under this Addendum shall be made in accordance with Treasury Regulation Section 1.409A-3(i)(1)(iv) and shall be paid on or before the last day of your taxable year following the taxable year in which you incurred the expenses. The amount of expenses reimbursed or in-kind benefits payable during any taxable year of yours shall not affect the amount eligible for reimbursement or in-kind benefits payable in any other taxable year of yours, and your right to reimbursement for such amounts shall not be subject to liquidation or exchange for any other benefit.
(e)
In the event that the amounts payable under Section 1(a) are subject to Section 409A of the Code and the timing of the delivery of your Release could cause such amounts to be paid in one or another taxable year, then notwithstanding the payment timing set forth in such sections, such amounts shall not be payable until the later of (A) the payment date specified in such section or (B) the first business day of the taxable year following your Separation from Service.

4.
Miscellaneous Provisions.

a.
Integration. This Addendum represents the entire agreement and understanding between the parties as to the subject matter herein and supersedes all prior or contemporaneous agreements and provisions in other agreements related to severance benefits, whether written or oral. With respect to any conflict between this Addendum and the Offer Letter or any other employment related agreement, this Addendum shall prevail. For the avoidance of doubt, this Addendum does not change your employment at-will status.

b.
Choice of Law. The validity, interpretation, construction and performance of this Addendum shall be governed by the internal substantive laws, but not the conflicts of law rules, of the State of California.

c.
Employment Taxes. All payments made pursuant to this Addendum shall be subject to withholding of applicable income and employment taxes.

IN WITNESS WHEREOF, each of the parties has executed this Addendum, in the case of Company by its duly authorized officer, as of the day and year first above written.

CONNECT BIOPHARM LLC:	EXECUTIVE:
By: /s/ Zheng Wei	By: /s/ Steven Chan
Title: Chief Executive Officer	Name: Steven Chan
Date: 10/13/2021	Date: 10/14/2021

APPENDIX A

The following definitions shall be in effect under the severance benefits letter:

(a)
Base Salary. “Base Salary” means your annual base salary as in effect during the last regularly scheduled payroll period immediately preceding the effective date of your termination without Cause or due to a Constructive Termination.

(b)
Board. “Board” means the Board of Directors of Parent.

(c)
Cause. “Cause” means any of the following:
(i)
Your unauthorized use or disclosure of any proprietary information of the Company or its affiliates or any material breach of a written agreement between you and any member of the Company or any affiliate, including without limitation a material breach of any employment, confidentiality, non-compete, non-solicit or similar agreement executed by you;
(ii)
Your conviction by a court of competent jurisdiction of, or your pleading “guilty” or “no contest” to, a felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof;
(iii)
Your gross negligence or willful misconduct or your willful or repeated failure or refusal to substantially perform assigned duties;
(iv)
the commission of an act of fraud, embezzlement or dishonesty by you, or the commission of some other illegal act by you, that causes material harm to the Company or any successor or affiliate thereof; or
(v)
Your ongoing and repeated failure or refusal to perform or neglect of your duties as required by your offer letter, which failure, refusal or neglect continues for thirty (30) days following your receipt of written notice from the Board stating with specificity the nature of such failure, refusal or neglect; provided, however, that prior to the determination that “Cause” under clauses (i), (iii), or (v) of this Section (c) has occurred, the Company shall (A) provide to you in writing, in reasonable detail, the reasons for the determination that such “Cause” exists, (B) afford you a reasonable opportunity to remedy any such breach (if it is capable of being cured), and (C) provide you an opportunity to be heard prior to the final decision to terminate your employment hereunder for such “Cause”. The foregoing definition shall not in any way preclude or restrict the right of the Company or any successor or affiliate thereof to discharge or dismiss you for any other acts or omissions, but such other acts or omissions shall not be deemed, for purposes of this Addendum, to constitute grounds for termination for Cause.

(d)
Change in Control. “Change in Control” shall have the meaning given to such term in the Stock Incentive Plan. Notwithstanding the foregoing, if a Change in Control would give rise to a payment or settlement event with respect to any amount hereunder that constitutes “nonqualified deferred compensation,” the transaction or event constituting the Change in Control must also constitute a “change in control event” (as defined in Treasury Regulation §1.409A3(i)(5)) in order to give rise to the payment or settlement event for such Award, to the extent required by Section 409A.

(e)
COBRA. “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

(f)
Code. “Code” means the Internal Revenue Code of 1986, as amended.

(g)
Constructive Termination. “Constructive Termination” means your voluntary resignation following the occurrence of any of the following events or conditions without your prior written consent:

(i)
a material diminution in your title, authority, duties, or responsibilities;

(ii)
a material diminution in your base compensation, unless such a reduction is imposed across-the-board to senior management of the Company;

(iii)
a material change in the geographic location at which you must perform your duties that increases your one-way commute by more than thirty (30) miles as compared to your then-current principal place of employment immediately prior to such relocation (provided that the requirement that you relocate to the San Diego, California area and work from the Company’s San Diego, California facility shall not constitute grounds for a Constructive Termination); or

(iv)
any other action or inaction that constitutes a material breach by the Company or any successor or affiliate of its obligations to you under your offer letter or this Addendum.

You must provide written notice to the Company of the occurrence of any of the foregoing events or conditions without your written consent within sixty (60) days of the occurrence of such event. The Company or any successor or affiliate shall have a period of thirty (30) days to cure such event or condition after receipt of written notice of such event from you. Your resignation by reason of Constructive Termination must occur within thirty (30) days following the expiration of the foregoing thirty (30) day cure period.

(h)
Parent. “Parent” shall mean Connect Biopharma Holdings Limited.

(i)
Relevant Period. “Relevant Period” shall mean the period beginning two (2) months prior to the effective date of a Change in Control and ending twelve (12) months after the effective date of a Change in Control.

(j)
Section 409A. “Section 409A” shall mean Section 409A of the Code.

(k)
Stock Incentive Plan. “Stock Incentive Plan” shall mean Parent’s 2021 Stock Incentive Plan, as amended from time to time.
(l)
Termination Date. “Termination Date” shall mean the effective date of your termination of employment.

CONNECT BIOPHARM LLC SIGN-ON BONUS REPAYMENT AGREEMENT

As part of my employment offer, I am eligible to receive a one-time sign on bonus of $75,000 subject to applicable taxes and withholdings. Prior to receiving any bonus payment, I agree to and understand the following:

If I voluntarily terminate my employment for any reason with Connect within the first 12 months from my start date, I will repay 100% of the sign-on bonus provided to me within 30 days following my resignation.

If I voluntarily terminate my employment for any reason with Connect within the 13th month through the 24th month from my start date, I will repay 50% of the sign-on bonus provided to me within 30 days following my resignation.

This repayment provision does not constitute a contract of employment or a guarantee of employment. This Agreement does not alter or amend the employment-related agreements I have executed. I understand that employment with Connect is at-will.

CONNECT BIOPHARM LLC:	EXECUTIVE:
By: /s/ Zheng Wei	By: /s/ Steven Chan
Title: Chief Executive Officer	Name: Steven Chan
Date: 10/13/2021	Date: 10/14/2021